SECUR[illegible] 06002186 [illegible]SSION

AB 2/27/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65284

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integral Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1072 S. De Anza Blvd., Suite A 206
(No and Street)

San Jose	California	95129
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Weiming Ho (408) 996-1118
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Weiming Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integral Financial, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Santa Clara
Subscribed and sworn (or affirmed) to before me this 5th day of Dec., 2005
Brian Schermerhorn
Notary Public

Weiming Ho
Signature
President
Title

BRIAN SCHERMERHORN
Commission # 1487302
Notary Public - California
Santa Clara County
My Comm. Expires May 2, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Integral Financial, LLC

We have audited the accompanying statement of financial condition of Integral Financial, LLC as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integral Financial, LLC as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 11, 2006

We Focus & Care[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Integral Financial, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 101,320
Receivables from broker-dealers	12,991
Deposits held at clearing firm	51,743
Furniture, equipment and automobile, net	33,154
Prepaid expense	1,600
Total assets	$ 200,808

Liabilities and Members' equity

Liabilities	
Accounts payable	$ 226
Payroll tax payable	854
Other accrued liabilities	4,340
Automobile loan payable	20,851
Total liabilities	26,271
Members' equity	174,537
Total liabilities and members' equity	$ 200,808

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Operations
For the year ended December 31, 2005

Revenue	
Commission revenue	$ 130,609
Consulting income	94,473
Other income	20,309
Total revenue	245,391
Expenses	
Advertising	45,648
Insurance	799
Employee compensation	104,700
Commission expense	37,943
Occupancy	22,896
Taxes, other than income taxes	8,990
Other operating expenses	100,153
Total expenses	321,129
Income (loss) before income tax provision	(75,738)
Income tax provision	800
Net income (loss)	$ (76,538)

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Changes in Members' equity
For the year ended December 31, 2005

	Members' Equity
Balance on January 1, 2005	$ 251,075
Net income (loss)	(76,538)
Balance on December 31, 2005	$ 174,537

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Cash Flows
For the year ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ (76,538)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 10,439	
(Increase) decrease in:		
Receivables from broker-dealers	9,536	
Deposits	1,727	
(Decrease) increase in:		
Accounts payable	(5,256)	
Commission payable	1,600	
Total adjustments		18,046
Net cash and cash equivalents provided by (used in) operating activities		(58,492)
Cash flows from investing activities:		
Deposit at clearing firm	(1,113)	
Purchase of furniture, equipment and automobile	(1,306)	
Net cash and cash equivalents provided by (used in) investing activities		(2,419)
Cash flows from financing activities:		
Principal payment of automobile loan	(5,957)	
Net cash and cash equivalents provided by (used in) financing activities		(5,957)
Net increase (decrease) in cash and cash equivalents		(66,868)
Cash and cash equivalents at beginning of year		168,188
Cash and cash equivalents at end of year		$ 101,320
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ 845	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Integral Financial, LLC (the "Company"), was incorporated in the State of California on February 2, 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company does not hold customer securities, and trades on a fully disclosed basis through Southwest Securities, Inc. Commission income consist of security traders of buys and sells. Consulting income consist of assisting brokers study and prepare for NASD exams. The Company has about 450 clients with a majority in Northern California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture, equipment and automobile are stated at cost. The Company depreciates its furniture, equipment and automobile using the straight line method of depreciation over the furniture, equipment and automobile's useful lives of five (5) to seven (7) years.

Commission income and expenses are recorded on trade date basis.

Advertising costs are expensed as incurred.

The Company has elected to be a Partnership and accordingly has its income taxed under of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a gross receipt tax

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

over the minimum Franchise fee of $800.

Note 2: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $51,743 with Southwest Securities, Inc. as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: FURNITURE, EQUIPMENT AND AUTOMOBILE, NET

The furniture, equipment and automobile are recorded at cost.

		Depreciable Life Years
Furniture and fixtures	$ 2,457	7
Equipments	16,416	5
Automobile	34,787	5
	53,660	
Less accumulated depreciation	(20,506)	
Furniture, equipment and automobile, net	$ 33,154	

Depreciation expense for the year ended December 31, 2005 was $10,439

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Partnership tax status, therefore no federal income tax provision is provided.

All tax effects of the partnership's income or loss are passed through to the partners individually. The Company recorded $800 in its tax provision in accordance with California limited partnership regulations.

Note 5: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 22,896

Note 6: AUTOMOBILE LOAN PAYABLE

Note payable to automobile dealership, payable in 60 equal monthly installments of $567 (including interest at 5.25%), collateralized by an automobile with a net book value of $23,772 at December 31, 2005	$ 20,851

Cash payment for interest on this note was $845 for the year ended December 31, 2005.

Maturities of long term-debt

Year ending December 31,	Amount
2006	5,244
2007	6,144
2008	6,466
2009	2,997
2010	–
	$ 20,851

NOTE 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required.

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 9: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $137,320, which was $132,320 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($26,271) to net capital was 0.19 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Integral Financial, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Members' equity	$ 174,537	
Total Members' equity		$ 174,537
Less: Non allowable assets		
Furniture, equipment and automobile, net	(33,154)	
Prepaid expenses	(1,600)	
Total non-allowable assets		(34,754)
Net capital before haircuts		139,783
Less: Haircuts		
Haircuts on money market accounts	(2,463)	
Total Haircuts		(2,463)
Net Capital		137,320
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,752	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 132,320
Ratio of aggregate indebtedness to net capital	0.19: 1	

There was no material difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2005.

See independent auditor's report.

Integral Financial, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to Integral Financial, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Integral Financial, LLC

Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Integral Financial, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Integral Financial, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

Board of Directors
Integral Financial, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Integral Financial, LLC for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Integral Financial, LLC including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 11, 2006